Exhibit 99.1

SIFY reports US GAAP results for Quarter 4 and the year ended March 31, 2003
Sify achieves cash break-even for the Fourth Quarter
Consolidates leadership with strong growth for the year

Chennai, India, 17th April 2003: Sify Limited (Nasdaq National Market: SIFY), India’s premier Internet, networking and e-Commerce company, announced today its consolidated US GAAP results for the fourth quarter and the year ended March 31, 2003.

Performance highlights:

•	Sify reports a positive cash profit (in Adjusted EBITDA* terms) during the quarter for the first time in over twelve quarters. Sify also reports a positive cash generation from operations (cash profit less increase in working capital).

•	Sales revenue for the quarter increased to USD 12.8 million (52% increase over same quarter last year; 17% sequential increase over the last quarter).

•	Net loss for the quarter under US GAAP was reduced to USD 3.1 million, from USD 8.6 million in the prior year and USD 6.8 million in the immediately preceding quarter.

•	Net increase in cash during the quarter was USD 0.7 million as against cash burn of USD 3.5 million same quarter last year

•	Cash at the end of the quarter was USD 22.6 million.

Mr R Ramaraj, Managing Director and CEO, said, “We are all pleased that Sify is reporting a cash profit and a positive cash generation from operations this quarter. This is a validation of Sify’s business model. I would particularly like to recognise the contribution from all our customers and our employees who have made this milestone reachable”.

Mr George Zacharias, President & COO, Sify, said, “Our continuing improvements in business performance give us the confidence to invest further into our business and continue to build competitive advantages. In particular, we plan during the June and September quarters to invest in an expanded marketing campaign to support our rapidly growing businesses. That spending may result in modest consumption of cash in those quarters. Our current business plan calls for positive cash to be generated in the second half of the current fiscal year”.

Summarized Results:
(In $ million, all translated at $1 = Rs 47.53)

Description	Quarter ended		Year ended		Quarter ended
	31 March		31 March		31 December
	2003	2002	2003	2002	2002
Corporate Services	6.38	4.15	21.37	16.82	5.44
Retail Internet Access	4.36	2.82	14.19	10.85	3.78
Interactive Services	0.81	1.04	3.47	4.36	0.93
Others	1.21	0.41	2.93	1.15	0.78
Sales Revenue	12.76	8.42	41.96	33.18	10.93
Adjusted EBITDA*	0.29	(5.50)	(10.31)	(20.71)	(2.95)

Description	Quarter ended		Year ended		Quarter ended
	31 March		31 March		31 December
	2003	2002	2003	2002	2002
Depreciation & Amortization	(2.82)	(3.19)	(12.77)	(20.34)	(3.59)
Impairment – Goodwill/Assets	(0.91)	—	(5.20)	(109.77)	—
Depreciation/Impairment:
Affiliates	(0.26)	(0.04)	(0.79)	(0.42)	(0.27)
Profit – business sold/discontinued	0.48	—	0.52	(0.93)	—
Net interest	0.32	0.14	0.65	0.64	0.01
Tax	(0.19)	—	(0.06)	—	0.02
Net Income / (Loss)	(3.09)	(8.59)	(27.96)	(151.53)	(6.78)
Adjusted EBITDA*/(loss) $/ADR	0.01	(0.24)	(0.39)	(0.89)	(0.12)
Net income/(loss) $/ADR	(0.09)	(0.37)	(1.08)	(6.53)	(0.27)

*	Adjusted EBITDA represents net income (loss) before interest, income tax, depreciation and amortization, impairment of intangible assets and results of discontinued operations. Please see “Non-Gaap Financial Information”, below.

Corporate services:

Corporate Services business accounted for 50% of total revenues during the quarter, recording a growth of 54% over same quarter last year. The growth trend was seen across all services, including: network connectivity, VPNs, security services, messaging services, hosting services and related value added services.

Key customer wins during the quarter in Data/Network services include ITC Infotech, North Delhi Power, SKF, Franklin Templeton and SITA to name a few.

Key wins in value added application services include British Council India Library, New India Assurance, ABN Amro Bank, Amul and ISRO. The Hindu newspaper group became the first buyer of “Beacon”, an in-house developed product for network management.

Sify’s subsidiary Safescrypt made significant inroad into the market for PKI services and added new clients like ICICI Bank, Financial Technologies and Sohonet.

Sify’s national backbone infrastructure is now India’s first Tier 1 IP backbone powered by Gigabit Switched Routers. This will enable us to deliver next generation networking services to customers.

Consumer Services:

Access Media

     Access Media business segment accounted for 34% of Sify’s revenue. This in turn was made up as below:

Internet access at home through dial up/broadband etc	18%
Internet access at “iway” cybercafes	12%
Voice over internet	4%

In the dial-up market, which saw the closure of many ISP’s, Sify continued to lead by offering a superior quality of user experience with first time connectivity, uninterrupted services and speedy downloads.

Sify’s I-way cyber cafes saw rapid migration of almost all I-ways to broadband with high speed, reliable last mile connectivity managed by Sify. This has enabled us to provide good quality user experience. The number of cybercafes increased to 844.

Interactive Services

Sify’s online portal flagship www.sify.com was revamped with a signature look and feel with superior navigation, and a single sign in for the convenience of registered users. The Samachar website was modified, with content enhancement through strategic tie-ups.

Sify was the first portal to launch push-based SMS services for consumers during the Cricket World Cup. Sify Power Mail, a value added paid mail service was also launched.

About Sify:

Sify is the largest network and e-Commerce services company in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches 55 points of presence in India, representing an estimated 90% of the established PC base in the country. A significant part of the company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services and hosting. As of March 31, 2003, a host of blue chip customers used Sify’s corporate service offerings. The company’s network services, data center operations and customer relationship management are accredited ISO 9001:2000.

For more information about Sify, visit www.sifycorp.com.

Non-Gaap Financial Information

Our presentation of financial information above includes a presentation of Adjusted EBITDA. EBITDA is neither an Indian GAAP measure nor a U.S. GAAP measure and should not be considered in isolation or as an alternative to net income as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity. Our presentation above also includes a reconciliation of Adjusted EBITDA to net loss, which we believe to be the most comparable financial measure under U.S. GAAP. Adjusted EBITDA is presented because it is a basis upon which our management assesses our financial performance and because we believe some investors find it to be a useful tool for measuring a company’s ability to fund operating obligations and capital expenditures. Investors evaluating our financial performance or analyzing our discounted cash flows based on Adjusted EBITDA should consider financing activities and non-recurring charges that are not included in the calculation. Our calculation includes significant charges recorded to reflect the impairment of goodwill which are not included in the calculation of EBITDA under the SEC’s rules applicable to periodic reports. While EBITDA or derivations thereof are frequently reported by many companies as a supplemental measure of operations, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

Forward Looking Statements:

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risks Related to Our Business” in the company’s report on Form 6-K for the quarter ended December 31, 2002 which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.

For further information please contact:

Mr. David Appasamy
General Manager
Corporate Communications
Sify Limited
Phone: (+91 44) 2254 0770 Extension: 2013
Email: david_appasamy@sifycorp.com
Corporate Website: www.sifycorp.com